Exhibit 99.1

Perion Network to Announce First Quarter 2019 Financial Results on May 15, 2019

TEL AVIV, Israel & NEW YORK, April 18, 2019 -- Perion Network Ltd. (NASDAQ:PERI), today announced that it will release its financial results for the first quarter ended March 31, 2019, on Wednesday, May 15, 2019, prior to the opening of the financial markets.

Perion management will host a conference call to discuss the results at 9 a.m. ET that day.

Details are as follows:

•	Conference ID: 5831485
•	Dial-in number from within the United States: 1-888-394-8218
•	Dial-in number from Israel: 1-809-212-883
•	Dial-in number (other international): 1-323-701-0225
•	Playback available until May 22, 2019 by calling 1-844-512-2921 (United States) or 1-412-317-6671 (international). Please use PIN code 5831485 for the replay.
•	Link to the live and archived webcast accessible at https://www.perion.com/ir-info/

About Perion Network Ltd.

Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter @perionnetwork.

Contact Information:

Perion Network Ltd.
Investor relations
Hila Barenboim
+972 (73) 398-1000
Investors@perion.com

Source: Perion Network Ltd.